UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Today April 12, 2018, DBRS Ratings Limited (DBRS) has upgraded BBVA’s Long-Term Senior Debt rating from A to A (high). The trend remains stable.

DBRS has also taken the following actions over other BBVA’s ratings:

Rating	Rating action	From	To	Trend

Long-Term Issuer Rating	Upgrade	A	A (high)	Stable

Short-Term Issuer Rating	Upgrade	R-1 (low)	R-1 (middle)	Stable

Short-Term Debt	Upgrade	R-1 (low)	R-1 (middle)	Stable

Long-Term Deposits	Upgrade	A	A (high)	Stable

Short-Term Deposits	Upgrade	R-1 (low)	R-1 (middle)	Stable

Long-Term Critical Obligations Rating	Upgrade	A (high)	AA (low)	Stable

Short-Term Critical Obligations Rating	Confirm	R-1 (middle)	R-1 (middle)	Stable

Subordinated Debt	Upgrade	BBB (high)	A (low)	Stable

Madrid, April 12, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 12, 2018	By:	/s/ Paula Puyoles Barral
	Name:	Paula Puyoles Barral

	Title:	Investor Relations